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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 21)*

                     BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    05873K108
                                 (CUSIP Number)

                 MR. JOSEPH R. THORNTON, CHIEF OPERATING OFFICER
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                AUGUST 24, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.  05873K108                                              PAGE 2 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    6,105,500*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          6,105,500*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,105,500*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------
* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 6,105,500 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 31, 2006 there were 41,310,827 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                              PAGE 3 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    6,105,500*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          6,105,500*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,105,500*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

----------
* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 31, 2006 there were 41,310,827 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                              PAGE 4 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    6,105,500*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          6,105,500*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,105,500*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------
* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 31, 2006 there were 41,310,827 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                              PAGE 5 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]  Not
         (b)  [X]  Applicable
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    6,105,500*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          6,105,500*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,105,500*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

----------
* The Fund is the beneficial owner of 6,105,500 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of May 31, 2006 there were 41,310,827 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 6,105,500 Shares, or approximately 14.8% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                              PAGE 6 OF 8


         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, Amendment No. 8, dated October 24, 2005, Amendment No. 9, 2005, dated November 17, 2005, Amendment No. 10, dated December 5, 2005, Amendment No. 11, dated December 8, 2005, Amendment No.12, dated December 29, 2005, Amendment No. 13, dated January 10, 2006, Amendment No. 14, dated January 12, 2006, Amendment No. 15, dated January 17, 2006, Amendment No. 16, dated January 23, 2006, Amendment No. 17, dated January 23, 2006, Amendment No. 18, dated January 27, 2006, Amendment No. 19, dated April 20, 2006, and Amendment No. 20, dated July 27, 2006 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). This Amendment No. 21 to the Schedule 13D is being filed on behalf of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), PCM, Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), and Mr. Karim Samii (individually, a "Reporting Person", and collectively, the "Reporting Persons").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "On August 24, 2006, after a series of discussions, the Fund and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, among other things, the Company will make available to the Fund and its representatives, including a consulting firm engaged by the Fund to prepare a report for the Reporting Persons in respect of the Company and its operations, certain non-public information about the
Company for the purpose of evaluating and negotiating a possible strategic transaction with the Company. Subject to certain exceptions, the Fund has agreed to maintain the confidentiality of any confidential information of the Company provided to it and has also agreed, in exchange for the agreement of the Company to provide an appropriate and adequate public summary of all material non-public information provided to the Fund and its representatives pursuant to the Confidentiality Agreement, that for a period ending three (3) business days after the Deadline Date (as defined in the Confidentiality Agreement, which in any event shall not be later than 1:00 p.m. on October 16,
2006), the Reporting Persons will not purchase or sell, or enter into any agreements to purchase or sell, or otherwise transact in any way in, any securities (or beneficial ownership thereof) of the Company, or rights or options to acquire any securities (or beneficial ownership thereof) of the Company, including derivative securities representing the right to vote or economic benefits of any such securities. The Company and the Fund have also agreed, subject to the confidentiality obligations contained in the Confidentiality Agreement, that nothing contained in the Confidentiality Agreement shall prevent or prohibit the Fund from nominating persons for election to the Company's board of directors, bringing business before a meeting of the Company's stockholders, conducting a proxy solicitation in support of director nominees of the Fund or in respect of any other matter or using any of the confidential information of the Company contained in the report of the consulting firm engaged by the Fund to the extent such information is publicly disclosed in accordance with the terms of the Confidentiality Agreement. A copy of the Confidentiality Agreement is attached hereto as Exhibit 29 and incorporated herein by reference.

CUSIP NO.  05873K108                                              PAGE 7 OF 8


         The Reporting Persons intend to review the Fund's investment in the Company on a continuing basis and, subject to the Confidentiality Agreement, may engage in discussions with management, the Company's board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Fund's investment in the Company as the Reporting Persons deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Fund's Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing the Reporting Persons' intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended by adding the following:

         "On August 24, 2006, after a series of discussions, the Fund and the Company entered into the Confidentiality Agreement pursuant to which, among other things, the Company will make available to the Fund and its representatives certain non-public information about the Company for the purpose of evaluating and negotiating a possible strategic transaction with the Company. A copy of the Confidentiality Agreement is attached hereto as Exhibit 29 and incorporated herein by reference."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 28: Joint Filing Agreement, dated August 25, 2006, among the Reporting Persons.

                  Exhibit 29: Confidentiality Agreement, dated as of August 24, 2006, by and between the Fund and the Company.

CUSIP NO.  05873K108                                              PAGE 8 OF 8


                                    SIGNATURE


                  After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2006

                                    PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                    MASTER FUND L.P.

                                      By: Pardus Capital Management L.P.,
                                          its Investment Manager

                                      By: Pardus Capital Management LLC,
                                          its general partner


                                      By: /s/ Karim Samii
                                          -----------------------------------
                                          Name:  Karim Samii
                                          Title: Sole Member



                                    PARDUS CAPITAL MANAGEMENT L.P.

                                      By: Pardus Capital Management LLC,
                                          its general partner


                                      By: /s/ Karim Samii
                                          -----------------------------------
                                          Name:  Karim Samii
                                          Title: Sole Member



                                    PARDUS CAPITAL MANAGEMENT LLC


                                      By: /s/ Karim Samii
                                          -----------------------------------
                                          Name:  Karim Samii
                                          Title: Sole Member



                                      /s/ Karim Samii
                                      ---------------------------------------
                                      Karim Samii




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).